[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

November 20, 2009

VIA EDGAR CORRESPONDENCE

Jay Ingram

Mail Stop 4631

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Polymer Holdings LLC

Form S-1/A Filed November 3, 2009

(File No. 333-162248)

Dear Mr. Ingram:

On behalf of Polymer Holdings LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 17, 2009, with respect to the above referenced Form S-1/A filed on November 3, 2009.

The Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

Jay Ingram

Securities and Exchange Commission

General

1.	Disclosure associated with the asterisk on the facing page indicates that “prior to the date of the effectiveness…Polymer Holdings LLC will be converted into” a Delaware corporation yet elsewhere, such as on pages 8, 10, 34 and 65, you disclose that prior to the close of the offering, you will convert into a Delaware corporation. Please clarify your disclosure as appropriate.

Response

In response to the Staff’s comment, the Company has revised the disclosure on the facing page to clarify that the conversion will occur prior to the close of the offering.

2.	Refer to comment 1 of our letter dated October 28, 2009. We note that the common shares of Kraton Performance Polymers, Inc. will be issued immediately prior to the completion of the offering and that you are registering the resale of a portion of these shares for the fulfillment of the over-allotment option. Please provide us with an analysis as to whether the offer and sale of the shares in the formation transaction is “complete” for purposes of establishing the availability of Rule 152 to separate the issuance and resale as separate transactions. You may wish to address the presence of any contractual agreements that establish that the recipients of Kraton shares have made final, binding and unconditional commitments to receive the shares of common stock they will receive in the reorganization to corporate form.

Response

The Company has revised the disclosure on page 125 of the registration statement to describe the pre-IPO structuring transactions, including the conversion of Polymer Holdings LLC from a limited liability company to a corporation under the name Kraton Performance Polymers Inc. (the “Conversion”). The Company advises the Staff that since the Company filed Amendment No. 1, the Company and TJ Chemical LLC (“TJ Chemical”), the sole member of Polymer Holdings LLC have decided to allow the members of TJ Chemical to hold shares directly in the Company rather than indirectly through TJ Chemical. To effectuate this transaction, prior to the completion of the offering, TJ Chemical will merge with and into Kraton Polymers LLC, a subsidiary of the Company. As part of the TJ Chemical merger, TJ Chemical’s current members will receive shares of common stock in the Company from TJ Chemical in lieu of their current membership units of TJ Chemical (the “TJ Chemical Distribution”). Specifically, the shares of common stock owned by TJ Chemical after the Conversion will be distributed on a pro rata basis to twelve entities that are the current members of TJ Chemical, each of which is an institutional accredited investor. Since the TJ Chemical Distribution raises essentially the same questions posed by the Staff in its comment, the Company is discussing both the Conversion and the TJ Chemical Distribution in its response.

The Company believes that each of the Conversion and the TJ Chemical Distribution is exempt under Section 4(2) of the Securities Act because the common stock will be issued in a transaction not involving a public offering and therefore that neither transaction should be integrated with the registered offering.

The Conversion

With respect to the availability of Rule 152 for the Conversion, the Company believes that the distribution of common stock to TJ Chemical in the Conversion will be complete prior to the completion of the public offering. TJ Chemical was bound to take the shares of common stock distributed in the conversion when it authorized the Company to complete the Conversion by unanimous written consent prior to the filing of the registration statement. TJ Chemical is the sole member of Polymer Holdings LLC and the sole exchanging holder of securities in the Conversion. TJ Chemical approved and took all action required as member of Polymer Holdings LLC prior to the filing of the registration statement. In the Conversion, the units of Polymer Holdings LLC held by the member of TJ Chemical will be converted automatically into shares of common stock of Kraton Performance Polymers Inc. without any further action by TJ Chemical.

The Conversion and the TJ Chemical Distribution

With respect to the exemption under Section 4(2), the Company believes that the distributions of common stock in each of the Conversion and the TJ Chemical Distribution should not be integrated with the public offering based on the policy position set forth by the Commission in its 2007 release proposing revisions of limited offering exemptions in Regulation D (Release No. 33-8828 (Aug. 3, 2007), the “2007 Release”). In the 2007 Release, the Commission notes that while the filing of a registration statement could serve as a general solicitation, such filing does not eliminate a company’s ability to conduct a concurrent private offering whether commenced before or after the filing of the registration statement. Furthermore, in Black Box Incorporated (avail. June 26, 1990), as amplified by Squadron, Ellenoff, Pleasant & Leher (avail. Feb 28, 1992), the Staff noted that its position allowing simultaneous registered offerings and unregistered offerings “would not have been different if common stock had been sold in both the public and the private offerings.”

The 2007 Release states further that the “analysis should not focus exclusively on the nature of the investors, such as whether they are ‘qualified institutional buyers’ as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement.” Finally, the 2007 Release concludes that: “…if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company… then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

The Company believes that each of the distribution of common stock in the Conversion and the TJ Chemical Distribution prior to the completion of the initial public offering would be considered a valid private placement. TJ Chemical is an accredited investor, and each of the twelve members of TJ Chemical is an accredited investor. Two of the members of TJ Chemical are advised by affiliates of the TPG and the other ten are owned by JPMP Capital Corp., a wholly-owned subsidiary of JPMorgan Chase & Co. As described in the registration statement, funds owned by the owners of TPG Advisors III, Inc. and TPG Advisors IV, Inc. have approximately $45 billion of assets under management, and J.P. Morgan Partners, LLC, the registered investment advisor affiliate of JPMP Capital Corp., has invested over $15 billion since its inception in 1984.

As TJ Chemical was the sole member of Polymer Holdings LLC and the twelve members of TJ Chemical have, for a number of years prior to the filing of the registration statement, been its sole members, each has the substantive, pre-existing relationship with the Company required in the 2007 Release. TJ Chemical has been the sole member of the Company since December 23, 2003 and has not disposed of any interest in the Company. Eight of the members of TJ Chemical, acquired interests in TJ Chemical on December 23, 2003 and have continually held the membership interests since that time. One fund affiliated with JPMP Capital Corp. sold part of its interest to a total of four new funds in its fund family in two transactions, one in 2004 and another in 2006. Since 2006 the twelve members of TJ Chemical have continually held membership interests and no interest in TJ Chemical has been sold. Accordingly, consistent with the Commission’s guidance in the 2007 Release each of the participants in the concurrent private placement of common shares of the Company – the Conversion and the TJ Capital Distribution – became interested in the concurrent private placement in their capacity as members of TJ Chemical, i.e. through a means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2).

Executive Compensation, page 91

Compensation Discussion and Analysis, page 91

Components of Direct Compensation, page 92

Base Salary, page 92

3.	We note your responses to comments 31 and 32 in our letter dated October 28, 2009, and reissue them in part. Please revise your discussion of base salaries to address the following:

•

Your disclosure on page 92 indicates that your decision to increase the base salaries of Messrs. Fogarty and Bradley involved consideration of their past performance at the company. As previously requested, please describe the elements of individual performance that you considered when evaluating whether and to what extent you would increase these named executive

Jay Ingram

Securities and Exchange Commission

officers’ base salaries.

•	Please describe in further detail your compensation comparisons. For example, explain whether you specifically benchmark salaries to those earned by others in or outside of your company.

Response

In response to the Staff’s comments, the Company has added the requested disclosure on pages 93-94.

Annual Bonus: Incentive Compensation Plan, page 93

4.	We note your response to comment 33 in our letter dated October 28, 2009. Please revise your discussion of your incentive compensation plan to address the following:

•

Explain why figures found in the non-equity incentive plan compensation column reflect amounts greater than those that appear to have been paid pursuant to your 2008 Incentive Compensation Plan as described on page 93.

Response

The numbers in the non-equity incentive compensation column reflect the bonuses earned with respect to the 2008 Incentive Compensation Plan. In response to the Staff’s comment, the Company has added the requested disclosure on page 95 to make clear that such amounts are calculated by multiplying (i) the participant’s target bonus times (ii) the Kraton performance factor times (iii) the Individual Performance Factor, and then adding any portion of the additional $1,000,000 amount awarded to the Participant in the discretion of the compensation committee.

•

Discuss the key contributions and weaknesses that the compensation committee considered, and the relative weight given to each, when determining the “Individual performance factor.” To the extent individual considerations vary between named executive officers, discuss contributions and weaknesses separately.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 95 to make clear that the individual performance factor is determined in the discretion of the compensation committee and not based on any mathematical or formulaic method.

•	State when your EBITDA performance targets are determined.

Jay Ingram

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 94.

•

In an appropriate location, please provide tabular disclosure reflecting the actual salary, target bonus, Kraton performance factor, and individual performance factor amounts that collectively determined the bonus amounts paid to each of your named executive officers under your incentive compensation plan.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 95.

Special Bonus, page 94

5.	We note your responses to comments 34 and 35 in our letter dated October 28, 2009. Please briefly describe the “corporate transactions and other projects [that were] being considered [by you],” which motivated your compensation committee to pay out special bonuses, to shorten vesting periods, and to grant option awards, as indicated on pages 94, 95, and 96, respectively.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 96.

Options, page 94

6.	We note your response to comment 37 in our letter dated October 28, 2009, and reissue this comment in part. Please explain how the compensation committee and TJ Chemical determined the actual stock and option amounts award to each named executive officer. In addition, please clarify what influence your named executive officers’ existing holdings had on the actual equity amounts awarded by your compensation committee.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 98.

Director Compensation During Fiscal Year 2008, page 119

7.	We note your response to comment 45 in our letter dated October 28, 2009, and your disclosure indicating that “[a]nnual fees paid to [y]our…directors are the result

Jay Ingram

Securities and Exchange Commission

of individually negotiated arrangements.” Please further elaborate on your reasons for agreeing to compensate Mr. Smith at a significantly higher rate than paid to your other directors, including an annual director fee equal to four times the amount paid to the next highest compensated director. See Item 402(k) Regulation S-K.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 121.

Underwriting, page 127

8.	We note your response to comment 52 in our letter dated October 28, 2009. Please include in your prospectus the information contained in the last sentence of your response.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 140.

9.	Please file or incorporate by reference the following:

•	The operating agreement of the registrant, Polymer Holdings LLC.

Response

In response to the Staff’s comment, the Company has incorporated by reference the operating agreement of Polymer Holdings LLC, dated December 23, 2003, and has filed the first amendment to the operating agreement, dated September 29, 2009.

•	The amendment to your senior secured credit agreement dated October 20, 2009, which you discuss on page 129.

Response

In response to the Staff’s comment, the Company has incorporated by reference the amendment to our senior secured credit agreement, dated October 20, 2009.

10.	You indicate that Exhibits 3.1 and 3.2 will comprise the certificate of incorporation and bylaws of “Polymer Holdings, Inc.” Please clarify the reference to this entity. We are not able to decipher how this entity fits within the transactions contemplated and disclosed in your filing.

Response

Jay Ingram

Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the titles of the noted Exhibits.

*        *        *        *        *

Please direct any comments or questions regarding this filing to William F. Gorin at (212) 225-2510 or Duane McLaughlin at (212) 225-2106.

Very truly yours,

/s/ DUANE MCLAUGHLIN

Duane McLaughlin

Enclosure

cc:	Stephen Duffy

Polymer Holdings, LLC

Stephen Dabney

KPMG

William F. Gorin

Cleary Gottlieb Steen & Hamilton LLP